Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-227740

October 7, 2020

CONAGRA BRANDS, INC.

Pricing Term Sheet

$1,000,000,000 1.375% Senior Notes due 2027

Issuer:	Conagra Brands, Inc.

Ratings (Moody’s / S&P / Fitch)*:	Baa3 (stable) / BBB- (stable) / BBB- (stable)

Securities:	1.375% Senior Notes due 2027

Principal Amount:	$1,000,000,000

Maturity:	November 1, 2027

Coupon (Interest Rate):	1.375%

Yield to Maturity:	1.553%

Spread to Benchmark Treasury:	+100 bps

Benchmark Treasury:	UST 0.375% due September 30, 2027

Benchmark Treasury Price / Yield:	98-25 / 0.553%

Make-Whole Call:	T + 15 bps

Par Call Date:	September 1, 2027 (2 months prior to maturity)

Interest Payment Dates:	May 1 and November 1, beginning May 1, 2021

Price to Public:	98.817% of the aggregate principal amount

Trade Date:	October 7, 2020

Settlement Date:	October 16, 2020 (T+6)

CUSIP / ISIN:	205887 CF7 / US205887CF79

Change of Control Offer:	If Conagra Brands, Inc. experiences a Change of Control Triggering Event, it will be required to offer to repurchase the notes at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest to, but not including, the date of repurchase.

Joint Book-Running Managers:	BofA Securities, Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Mizuho Securities USA LLC

Senior Co-Managers:	MUFG Securities Americas Inc. Wells Fargo Securities, LLC

Co-Managers:

Barclays Capital Inc.

HSBC Securities (USA) Inc.

Scotia Capital (USA) Inc.

U.S. Bancorp Investments, Inc.

BNP Paribas Securities Corp.

Rabo Securities USA, Inc.

RBC Capital Markets, LLC

Truist Securities, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus, as supplemented) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement (as supplemented) and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting the issuer at 1-312-549-5000 or by contacting BofA Securities, Inc., NC1-004-03-43, 200 North College Street, 3rd Floor, Charlotte, North Carolina 28255-0001, Attention: Prospectus Department or by calling 1-800-294-1322 or by emailing dg.prospectus_requests@bofa.com; Goldman Sachs & Co. LLC, Prospectus Department, 200 West Street, New York, NY 10282, or by calling 1-866-471-2526, facsimile: 212-902-9316 or emailing Prospectus-ny@ny.email.gs.com; J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, Attention: Prospectus Department, 1155 Long Island Avenue, Edgewood, NY 11717, or by calling 1-212-834-4533 or Mizuho Securities USA LLC, 1271 Avenue of the Americas, New York, NY 10020, Attention: Debt Capital Markets, or by calling 1-866-271-7403.

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